Filed pursuant to Rule 424(b)(5)
Registration No. 333-157979

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	Per Security	Offering Price	Fee
Shares of Common Stock, par value $0.01	9,775,000(1)	$21.25	$207,718,750(1)	$11,591.00(2)

(1)	Assumes exercise in full of the underwriters’ option to purchase up to 1,275,000 additional shares of common stock to cover overallotments, if any.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended (the “Securities Act”).

PROSPECTUS SUPPLEMENT
(To prospectus dated March 16, 2009)

8,500,000 Shares

American Campus Communities, Inc.

Common Stock

We are selling 8,500,000 shares of our common stock, par value $0.01 per share.

Our common stock is listed on the New York Stock Exchange under the symbol “ACC.” On May 5, 2009, the last reported sale price of our common stock as reported on the New York Stock Exchange was $21.96 per share.

To assist us in continuing to qualify as a real estate investment trust, or REIT, for federal income tax purposes, our charter imposes certain restrictions on ownership of our common stock. See “Description of Capital Stock” in the accompanying prospectus.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page S-4 of this prospectus supplement, as well as the “Risk Factors” incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2008.

	Per Share	Total

Public offering price	$21.25	$180,625,000
Underwriting discount	$.9031	$7,676,350
Proceeds, before expenses, to ACC	$20.3469	$172,948,650

The underwriters may also purchase up to 1,275,000 additional shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover any overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that the shares of common stock offered hereby will be ready for delivery in New York, New York on or about May 11, 2009.

Joint Book-Running Managers

Merrill Lynch & Co.	KeyBanc Capital Markets	Deutsche Bank Securities	J.P.Morgan

Co-Managers

Robert W. Baird & Co.	Wachovia Securities

The date of this prospectus supplement is May 5, 2009.

Prospectus Supplement
Prospectus
     You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the Securities and Exchange Commission, or the SEC. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus and the documents incorporated by reference herein or therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

WHERE YOU CAN FIND MORE INFORMATION
     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. In addition, you may read and copy our SEC filings at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Our website address is www.studenthousing.com or www.americancampuscommunities.com. However, information on our website will not be considered a part of this prospectus supplement or the accompanying prospectus.
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and the information we file later with the SEC prior to the completion of this offering will automatically update and supersede this information.
     We previously filed the following documents with the SEC (File No. 001-32265) and such filings are incorporated by reference into this prospectus supplement:
•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009; and

•	the description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC on August 4, 2004.
     All documents we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus supplement and before all of the securities offered by this prospectus supplement are sold are incorporated by reference into this prospectus supplement from the date of the filing of the documents, except for information “furnished” under Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated by reference in this prospectus supplement and the accompanying prospectus. Information that we subsequently file with the SEC will automatically update and may replace information in this prospectus supplement and the accompanying prospectus and information filed with the SEC previously.
     You may request a copy of these filings (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents) at no cost by writing or telephoning Investor Relations at the following address and telephone number:
American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, Texas 78746
(512) 732-1000
ABOUT THIS PROSPECTUS SUPPLEMENT
     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents previously filed with the SEC, the information in this prospectus supplement will supersede such information.

S-ii

SUMMARY
     This summary is not complete and may not contain all of the information that may be important to you in deciding whether to invest in our common stock. To understand this offering fully, you should carefully read this entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the overallotment option granted to the underwriters is not exercised.
     All references to “we,” “our,” “us” and “ACC” in this prospectus supplement and the accompanying prospectus mean American Campus Communities, Inc. and its consolidated subsidiaries, except where it is made clear that the term means only the parent company.
The Company
     We are a fully integrated, self-managed and self-administered equity REIT with expertise in the acquisition, design, financing, development, construction management, leasing and management of student housing properties. Through our controlling interest in American Campus Communities Operating Partnership LP, or our Operating Partnership, we are one of the largest owners, managers and developers of high quality student housing properties in the United States in terms of beds owned and under management. As of March 31, 2009, our property portfolio contained 86 student housing properties with approximately 52,800 beds and approximately 17,200 apartment units, including 40 properties containing approximately 23,500 beds and approximately 7,500 units added as a result of our acquisition on June 11, 2008 of the student housing business of GMH Communities Trust. As of March 31, 2009, our property portfolio consisted of 80 owned off-campus properties that are in close proximity to colleges and universities, two American Campus Equity (ACE™) properties operated under ground/facility leases with a related university system and four on-campus participating properties operated under ground/facility leases with the related university systems. As of March 31, 2009, we also owned a minority interest in two joint ventures that owned an aggregate of 21 student housing properties with approximately 12,100 beds in approximately 3,600 units. Our communities contain modern housing units and are supported by a resident assistant system and other student-oriented programming, with many offering resort-style amenities.
     We also provide construction management and development services, primarily for student housing properties owned by colleges and universities, charitable foundations and others. As of March 31, 2009, we provided third-party management and leasing services for 32 properties (five of which we served as the third-party developer and construction manager) that represented approximately 23,800 beds in approximately 8,900 units. Third-party management and leasing services are typically provided pursuant to multi-year management contracts that have initial terms that range from one to five years. As of March 31, 2009, our total owned, joint venture and third-party managed portfolio was comprised of 139 properties with approximately 88,700 beds in approximately 29,700 units.
     As of the date of this prospectus supplement, we own approximately 97% of our Operating Partnership and certain subsidiary partnerships.
     Our executive offices are located at 805 Las Cimas Parkway, Suite 400, Austin, Texas 78746, and our telephone number is (512) 732-1000.
Recent Developments
Financing Update
     We have received a non-binding revolving credit facility term sheet from PNC ARCS, LLC for the arrangement of up to a $125 million loan, which loan is expected to be sold by PNC ARCS, LLC to Freddie Mac. This term sheet relates to a contemplated five- or seven-year loan and is expected to be secured by nine properties and guaranteed by the Operating Partnership.
     We have also received a non-binding term sheet from KeyBank National Association, an affiliate of one of the underwriters, for the renewal of the existing $160 million revolving credit facility of our Operating Partnership. The new facility would be a $200 million senior secured revolving credit facility, with the ability to expand the facility by up to an additional $100 million. The term sheet contemplates a three-year loan, which we can elect to extend for one additional year (assuming no defaults thereunder) and is expected to be secured by at least five properties and guaranteed by ACC and the subsidiaries that own the properties that secure the facility. The closing of the new facility is subject to customary conditions for this type of financing, including (1) the absence of a material adverse change in the business, assets, operations, conditions (financial or otherwise) or prospects of ACC or our Operating Partnership, (2) the negotiation and execution of definitive loan documentation, and (3) the absence of defaults under any of our financial obligations.
     No assurance can be given that we will consummate these financings or if consummated that either will be consummated on the terms described herein.
Leasing Update
     The following table sets forth 2009/2010 leasing status for our wholly-owned properties:

				Prior
				Year %
	Current	% of	Prior Year	of				Final Fall
	Applications	Rentable	Leases and	Rentable		Rentable	Design	2008
Applications and Leases	and Leases(1)	Beds	Applications (1)	Beds		Beds(2)	Beds	Occupancy(3)
Legacy Properties (excluding 2008 Acquisitions and GMH Properties)	18,393	82.9%	19,880	89.6%		22,198	22,418	96.7%
2008 Acquisitions (4)	357	51.8%	434	63.0%		689	689	92.5%
GMH Properties (acquired June 2008)	17,683	76.4%	15,004	64.8%		23,149	23,471	87.5%

Total Same Store Wholly-owned Properties	36,433	79.1%	35,318	76.7%		46,036	46,578	92.0%

2009 Development (5)	1,399	81.6%	n/a	n/a		1,715	1,721	n/a

Total Wholly-owned Properties	37,832	79.2%	35,318	76.7	%(6)	47,751	48,299	92.0%

				Prior Year
		% of		% of				Final Fall
	Current	Rentable	Prior Year	Rentable		Rentable	Design	2008
Leases	Leases(1)	Beds	Leases(1)	Beds		Beds(2)	Beds	Occupancy(3)
Legacy Properties (excluding 2008 Acquisitions and GMH Properties)	17,234	77.6%	18,616	83.9%		22,198	22,418	96.7%
2008 Acquisitions (4)	332	48.2%	404	58.6%		689	689	92.5%
GMH Properties (acquired June 2008)	17,216	74.4%	15,004	64.8%		23,149	23,471	87.5%

Total Same Store Wholly-owned Properties	34,782	75.6%	34,024	73.9%		46,036	46,578	92.0%

2009 Development (5)	1,399	81.6%	n/a	n/a		1,715	1,721	n/a

Total Wholly-owned Properties	36,181	75.8%	34,024	73.9	%(6)	47,751	48,299	92.0%

(1)	As of May 1, 2009 for current year and May 2, 2008 for prior year.

(2)	Rentable Beds exclude beds needed for on-site staff.

(3)	As of September 30, 2008.

(4)	Sunnyside Commons and Pirates Place.

(5)	Barrett Honors College — anticipated to complete construction and open for occupancy in August 2009.

(6)	The prior year rentable beds percentage was calculated by removing the rentable beds for the 2009 Development because no 2008 prior year leasing information is available.

The Offering

Common stock offered	8,500,000 shares (1)

Common stock to be outstanding after this offering	50,905,493 shares (1)(2)

Fully diluted common stock to be outstanding after this offering	52,705,542 shares (1)(2)(3)(4)

Use of proceeds	We estimate that our net proceeds from this offering without exercise of the overallotment option will be approximately $172.7 million. We intend to use the net proceeds to repay debt, including the outstanding balance of our revolving credit facility, to fund our ACE pipeline and opportunistic acquisitions and for general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page S-4 of this prospectus supplement, as well as the “Risk Factors” incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2008.

New York Stock Exchange symbol	“ACC”

(1)	Excludes 1,275,000 shares issuable upon the exercise of the underwriters’ overallotment option.

(2)	Excludes 351,663 shares available for future issuance under our 2004 incentive award plan.

(3)	Includes the following additional securities convertible or exchangeable into shares of common stock:
•	1,321,248 common and preferred units of limited partnership interest in our Operating Partnership;

•	467,245 unvested restricted stock awards granted to employees; and

•	11,556 shares underlying restricted stock units, or RSUs, granted to members of the Board of Directors, to be delivered in May 2009 and May 2010.
(4)	Excludes RSUs convertible into shares of common stock to be issued to each non-employee director who is re-elected to the Board of Directors at our 2009 Annual Meeting of Stockholders, which is scheduled to be held on May 7, 2009, in the amount of $41,500 of RSUs to each non-employee director if re-elected (other than the Chairman of the Board) and $51,500 of RSUs to the Chairman of the Board if re-elected, in each case valued at the closing price of our common stock on the date of grant.

RISK FACTORS
     Your investment in our common stock involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the factors set forth below as well as the risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2008 and any subsequently filed periodic reports which are incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether an investment in our common stock is suitable for you. If any of the risks contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus develop into actual events, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected, the market price of our common stock could decline and you may lose all or part of your investment.
Volatility in capital and credit markets could materially and adversely impact us.
     The capital and credit markets have been experiencing extreme volatility and disruption, which has made it more difficult to borrow money or raise equity capital. If current levels of market disruption and volatility continue or worsen, we may not be able to obtain new debt financing or refinance our maturing debt on favorable terms or at all. In addition, our future access to the equity markets could be limited. Any such financing or refinancing issues could materially and adversely affect us. This market turmoil and tightening of credit have also led to an increased lack of consumer confidence and widespread reduction of business activity generally, which may adversely impact us, including our ability to acquire and dispose of assets and continue our development pipeline. The volatility in capital and credit markets may also have a material adverse effect on the market value of our common stock.
This offering is expected to be dilutive.
     Giving effect to the issuance of common stock in this offering, the receipt of the expected net proceeds and the use of those proceeds, we expect that this offering will have a dilutive effect on our expected earnings per share, funds from operations (or FFO) per share and funds from operations — modified for operational performance of on-campus participating properties (or FFOM) per share for the year ending December 31, 2009. The actual amount of dilution cannot be determined at this time and will be based on numerous factors.
Future sales or issuances of our common stock may cause the market price of our common stock to decline.
     The sale of substantial amounts of our common stock, whether directly by us or in the secondary market, the perception that such sales could occur or the availability for future sale of shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock could, in turn, materially and adversely affect the market price of our common stock and our ability to raise capital through future offerings of equity or equity-related securities. In addition, we may issue capital stock or other equity securities senior to our common stock in the future for a number of reasons, including to finance operations and business strategy, to adjust our ratio of debt to equity, to satisfy obligations upon the exchange of units of the Operating Partnership or the exercise of options or for other reasons.
The market price of our common stock may fluctuate significantly.
     The market price of our common stock may fluctuate significantly in response to many factors, including:
•	actual or anticipated variations in our operating results, funds from operations, cash flows or liquidity;

•	change in our earnings estimates or those of analysts;

•	changes in our dividend policy;

•	publication of research reports about us, the student housing industry or the real estate industry generally;

•	increases in market interest rates that lead purchasers of our common stock to demand a higher dividend yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to the amount of our outstanding debt at any time, the amount of our maturing debt in the near and medium term and our ability to refinance such debt and the terms thereof or our plans to incur additional debt in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors included in, or incorporated by reference to, this prospectus supplement and the accompanying prospectus; and

•	general market and economic conditions.
     Many of the factors listed above are beyond our control. Those factors may cause the market price of our common stock to decline, regardless of our financial performance and condition and prospects. It is impossible to provide any assurance that the market price of our common stock will not fall in the future, and it may be difficult for holders to resell shares of our common stock at prices they find attractive, or at all.

USE OF PROCEEDS
     We estimate we will receive gross proceeds from this offering of approximately $180.6 million (or approximately $207.7 million if the underwriters’ overallotment option is exercised in full). After deducting the underwriting discount and the estimated expenses of this offering payable by us, we expect net proceeds from this offering of approximately $172.7 million (or approximately $198.7 million if the underwriters’ overallotment option is exercised in full).
     We intend to use the net proceeds to repay debt, including the outstanding balance of our revolving credit facility, to fund our ACE pipeline and opportunistic acquisitions and for general corporate purposes.
     Our revolving credit facility bears interest at a variable rate, at our option, based upon a base rate equal to the higher of the lender’s prime rate and 0.50% per annum above the Federal Funds Rate or one-, two-, three- or six-month LIBOR plus, in each case, a spread based upon our total leverage. As of May 4, 2009, the balance outstanding on our revolving credit facility totaled $90.7 million and bore interest at a weighted average rate of 1.95% per annum. This facility will mature in August 2009 and can be extended for one year at our option (assuming no defaults thereunder).
     Pending application of any portion of the net proceeds, we may invest it in interest-bearing accounts and short-term, interest-bearing securities as is consistent with our intention to maintain our qualification for taxation as a REIT. Such investments may include, for example, obligations of the Government National Mortgage Association, other government and governmental agency securities, certificates of deposit and interest-bearing bank deposits.
     An affiliate of KeyBanc Capital Markets Inc. is acting as lender, administrative agent, swing line bank and issuing bank under our revolving credit facility. Affiliates of each other underwriter participating in this offering, other than Robert W. Baird & Co. Incorporated and Wachovia Capital Markets, LLC, are also lenders under our revolving credit facility. Such affiliates will receive a pro rata portion of the net proceeds from this offering used to reduce amounts outstanding under our revolving credit facility. See “Underwriting—Other Relationships.”

UNDERWRITING
     Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, KeyBanc Capital Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers and as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock listed opposite its name below.

Number
Underwriter	of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,125,000
KeyBanc Capital Markets Inc.	2,125,000
Deutsche Bank Securities Inc.	1,700,000
J.P. Morgan Securities Inc.	1,700,000
Robert W. Baird & Co. Incorporated	425,000
Wachovia Capital Markets, LLC	425,000

Total	8,500,000

     Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of those shares of common stock are purchased, other than those shares of common stock covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
     The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
     Certain of our directors intend to purchase approximately 3,000 shares of common stock in the offering at the public offering price.
Commissions and Discounts
     The representatives of the underwriters have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.54 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price and other selling terms may be changed.
     The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option described below.

	Per Share	Without Option	With Option
Public offering price	$21.25	$180,625,000	$207,718,750
Underwriting discount	$.9031	$7,676,350	$8,827,802
Proceeds, before expenses, to ACC	$20.3469	$172,948,650	$198,890,948

     The expenses of the offering, not including the underwriting discount, are estimated at $200,000 and are payable by us.
Overallotment Option
     We have granted an option to the underwriters to purchase up to 1,275,000 additional shares of common stock at the public offering price appearing on the cover page of this prospectus supplement, less the underwriting discount, solely to cover overallotments. The underwriters may exercise this option for 30 days from the date of this prospectus supplement. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock approximately proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
     We and our executive officers and directors have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, including, without limitation, operating partnership units, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for the period from the date of this prospectus supplement through and including the 60th day thereafter. In addition, during this period, our executive officers and directors have agreed not to make any demand for, or exercise any right with respect to, the registration of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, and we have agreed, subject to certain exceptions, not to file any registration statement relating to our common stock or securities convertible into or exercisable or exchangeable for our common stock, including, without limitation, Operating Partnership units, without the prior written consent of the representatives.
     The representatives in their joint discretion may release any of the securities subject to lock-up agreements at any time without notice.
New York Stock Exchange Listing
     Our shares of common stock are listed on the New York Stock Exchange under the symbol “ACC.”
Price Stabilization and Short Positions
     Until the distribution of our shares of common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.
     In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ overallotment option. “Naked” short sales are sales in excess of their overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchase of shares of common stock made by the underwriters in the open market prior to the completion of this offering.
     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other Relationships
     An affiliate of KeyBanc Capital Markets Inc. is acting as lender, administrative agent, swing line bank and issuing bank under our revolving credit facility. Affiliates of each of the other underwriters, other than Robert W. Baird & Co. Incorporated and Wachovia Capital Markets, LLC, are lenders under our revolving credit facility. As of May 4, 2009, approximately $90.7 million of borrowings were outstanding under this facility. We intend to repay all of the outstanding borrowings under our revolving credit facility with a portion of the net proceeds of this offering and, upon application of the net proceeds from this offering, each lender will receive its proportionate share of the amount repaid. Under those circumstances, the aggregate amount to be repaid to the lenders that are affiliates of such underwriters is expected to exceed 10% of the net proceeds of this offering.
     The underwriters and certain of their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received or will continue to receive customary fees and commissions for these transactions.
Electronic Distribution
     In connection with the offering, certain of the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail. Merrill Lynch may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch may allocate a limited number of shares of common stock for sale to its online brokerage customers. An electronic prospectus supplement is available on the Internet Website maintained by Merrill Lynch. Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on the Merrill Lynch Website is not part of this prospectus supplement or the accompanying prospectus.
European Economic Area
     In relation to each Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive, as defined below (each, a “Relevant Member State”), an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
     (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
     (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

     (c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or
     (d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
     Any person making or intending to make any offer within the EEA of shares of common stock which are the subject of the offering contemplated in this prospectus supplement should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares of common stock through any financial intermediary, other than offers made by underwriters which constitute the final offering of shares of common stock contemplated in this prospectus supplement.
     For the purposes of this provision, the expression “an offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
Buyer’s Representation
     Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of common stock which are the subject of, the offering contemplated by this prospectus supplement will be deemed to have represented, warranted and agreed to and with us and each underwriter that:
     (a) such person is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and
     (b) in the case of any shares of common stock acquired by such person as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares of common stock acquired by such person in this offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares of common stock have been acquired by such person on behalf of other persons in any Relevant Member State other than qualified investors, the offer of those shares of common stock to such person is not treated under the Prospectus Directive as having been made to such other persons.

LEGAL MATTERS
     Certain legal matters will be passed upon for us by Locke Lord Bissell & Liddell LLP, Dallas, Texas, as our securities and tax counsel. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters.
EXPERTS
     The consolidated financial statements of American Campus Communities, Inc. and its subsidiaries appearing in American Campus Communities, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2008 and the effectiveness of American Campus Communities, Inc.’s internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports included therein, and incorporated in this prospectus supplement and the accompanying prospectus by reference. Such consolidated financial statements are incorporated in this prospectus supplement and the accompanying prospectus by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS
AMERICAN CAMPUS COMMUNITIES, INC.
     We may offer and sell from time to time shares of common stock, shares of preferred stock, debt securities and warrants. The preferred stock or warrants may be convertible into or exercisable or exchangeable for common or preferred stock or other of our securities. Our common stock is listed on the New York Stock Exchange and trades under the symbol “ACC.”
     We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continuous or delayed basis. In addition, selling securityholders may sell these securities, from time to time, on terms described in the applicable prospectus supplement.
     This prospectus describes some of the general terms that may apply to the securities that we may offer and sell from time to time. Prospectus supplements will be filed and other offering material may be provided at later dates that will contain specific terms of each issuance of securities.

     None of the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
     This prospectus and applicable prospectus supplement may be used either in the initial sale of the securities or in resales by selling securityholders.

The date of this prospectus is March 16, 2009.

i

WHERE YOU CAN FIND MORE INFORMATION
     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. Our website address is www.studenthousing.com.
     This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits some of the information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect or obtain a copy of the registration statement, including the exhibits and schedules, as described in the previous paragraph.
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC will automatically update and supersede this information.
     We incorporate by reference the documents listed below and any future filings made with the SEC (File No. 1-12110) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:
•	Annual Report on Form 10-K for the year ended December 31, 2008; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on August 4, 2004.
     You may request a copy of these filings at no cost by writing or telephoning Investor Relations, at the following address and telephone number:
American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, Texas 78746
(512) 732-1000
     You should rely only on the information incorporated by reference or provided in this prospectus or in the supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY
     We are a fully integrated, self-managed and self-administered equity real estate investment trust, or REIT, with expertise in the acquisition, design, financing, development, construction management, leasing and management of student housing properties. Through our controlling interest in American Campus Communities Operating Partnership LP, or our Operating Partnership, we are the largest owner, manager and developer of high quality student housing properties in the United States in terms of beds owned and under management. As of December 31, 2008, our property portfolio contained 86 student housing properties with approximately 52,800 beds and approximately 17,200 apartment units, including 40 properties containing approximately 23,500 beds and approximately 7,500 units added as a result of our acquisition on June 11, 2008 of the student housing business of GMH Communities Trust (“GMH”). As of December 31, 2008, our property portfolio consisted of 80 owned off-campus properties that are in close proximity to colleges and universities, two American Campus Equity (ACE™) properties operated under ground/facility leases with a related university system and four on-campus participating properties operated under ground/facility leases with the related university systems. As of December 31, 2008, we also owned a minority interest in two joint ventures that owned an aggregate of 21 student housing properties with approximately 12,100 beds in approximately 3,600 units. Our communities contain modern housing units and are supported by a resident assistant system and other student-oriented programming, with many offering resort-style amenities.
     We also provide construction management and development services primarily for student housing properties owned by colleges and universities, charitable foundations and others. As of December 31, 2008, we provided third-party management and leasing services for 34 properties (five of which we served as the third-party developer and construction manager) that represented approximately 24,300 beds in approximately 8,900 units. Third-party management and leasing services are typically provided pursuant to multi-year management contracts that have initial terms that range from one to five years. As of December 31, 2008, our total owned and managed portfolio was comprised of 141 properties with approximately 89,200 beds in approximately 29,700 units.
     Our executive offices are located at 805 Las Cimas Parkway, Suite 400, Austin, Texas 78746, and our telephone number is (512) 732-1000.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
     We have made statements in this prospectus and any supplement that are “forward-looking” in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:
•	general risks affecting the real estate industry;

•	risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments; failure to manage effectively our growth and expansion into new markets or to integrate acquisitions successfully;

•	risks and uncertainties affecting property development and construction;

•	risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets; costs of compliance with the Americans with Disabilities Act and other similar laws; potential liability for uninsured losses and environmental contamination; risks associated with our potential failure to qualify as a REIT under the Internal Revenue Code of 1986 (the “Code”), as amended, and possible adverse changes in tax and environmental laws; and

•	other risks detailed in our other SEC reports or filings
     These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

USE OF PROCEEDS
     We intend to use the net proceeds from the sale of the securities for general corporate purposes. Those purposes include the repayment or refinancing of debt, property acquisitions and development in the ordinary course of business, working capital, investment in financing transactions and capital expenditures.
     We will describe in the supplement any proposed use of proceeds other than for general corporate purposes.
DESCRIPTION OF CAPITAL STOCK
General
     Authorized Shares. Our charter provides that we may issue up to 800,000,000 shares of our common stock, $0.01 par value per share, and 200,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this prospectus, 42,405,493 shares of common stock and no shares of preferred stock are issued and outstanding.
     Authority of Our Board of Directors Relating to Authorized Shares. Our charter authorizes our board of directors to amend our charter to increase or decrease the total number of our authorized shares, or the number of shares of any class or series of capital stock that we have authority to issue, without stockholder approval. Our board of directors also has the authority, under our charter and without stockholder approval, to classify any unissued shares of common or preferred stock into one or more classes or series of stock and to reclassify any previously classified but unissued shares of any series of our common or preferred stock. If, however, there are any laws or stock exchange rules that require us to obtain stockholder approval in order for us to take these actions, we will contact our stockholders to solicit that approval.
     We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and then issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that may arise in the future. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change of control that would involve a premium price for holders of our common stock or otherwise be favorable to them.
     Terms and Conditions of Authorized Shares. Prior to issuance of shares of each class or series, our board of directors is required by Maryland law and our charter to set, subject to the provisions of our charter regarding restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. As a result, our board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control that would involve a premium price for holders of our common stock or otherwise be favorable to them.
     Stockholder Liability. Applicable Maryland law provides that our stockholders will not be personally liable for our acts and obligations and that our funds and property will be the only recourse for our acts and obligations.
Common Stock
     All shares of our common stock are duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of the charter regarding restrictions on transfer of stock, holders of shares of our common stock are entitled to receive distributions on such stock if, as and when authorized by our board of directors out of assets legally available for the payment of distributions, and declared by us, and to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities.

     Subject to the provisions of our charter regarding restrictions on transfer of stock, as described in more detail below under “Restrictions on Transfer,” each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Under Maryland law, the holders of a plurality of the votes cast at a meeting at which directors are to be elected is sufficient to elect a director unless a corporation’s charter or bylaws provide otherwise. Our bylaws provide for such plurality voting in the election of directors.
     Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive or other rights to subscribe for any of our securities. Subject to the provisions of our charter regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights.
Preferred Stock
     Under our charter, our board of directors may from time to time establish and issue one or more series of preferred stock without stockholder approval. Prior to issuance of shares of each series, our board of directors is required by Maryland law and our charter to set, subject to the provisions of our charter regarding restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each series. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.
Restrictions on Transfer
     In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).
     Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% by value of all of our outstanding shares, including both common and preferred stock. We refer to this restriction as the “ownership limit.” A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a “purported beneficial transferee” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of our stock, or is referred to as a “purported record transferee” if, had the violative transfer been effective, the person or entity would have been solely a record owner of our stock.
     The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding stock and thereby subject the stock to the applicable ownership limit.

     Our board of directors must waive the ownership limit with respect to a particular person if it:
•	determines that such ownership will not cause any individual’s beneficial ownership of shares of our stock to violate the ownership limit and that any exemption from the ownership limit will not jeopardize our status as a REIT; and

•	determines that such stockholder does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity whose operations are attributed in whole or in part to us) that would cause us to own, actually or constructively, more than a 9.8% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant or that any such ownership would not cause us to fail to qualify as a REIT under the Code.
     As a condition of our waiver, our board of directors may require the applicant to submit such information as the board of directors may reasonably need to make the determinations regarding our REIT status and additionally may require an opinion of counsel or IRS ruling satisfactory to our board of directors, and/or representations or undertakings from the applicant with respect to preserving our REIT status.
     In connection with the waiver of the ownership limit or at any other time, our board of directors may increase the ownership limitation for some persons and decrease the ownership limit for all other persons and entities; provided, however, that the decreased ownership limit will not be effective for any person or entity whose percentage ownership in our stock is in excess of such decreased ownership limit until such time as such person or entity’s percentage of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock in excess of such percentage ownership of our common stock will be in violation of the ownership limit. Additionally, the new ownership limit may not allow five or fewer stockholders to beneficially own more than 50% in value of our outstanding stock.
     Our charter provisions further prohibit:
•	any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).
     Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.
     Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit as permitted by our board of directors, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the ownership limit (rounded up to the nearest whole share). That number of shares in excess of the ownership limit will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported record transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or as otherwise permitted by our board of directors, then our charter provides that the transfer of the excess shares will be void.

     Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the purported record transferee for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our stock at market price, the last reported sales price reported on the NYSE on the trading day immediately preceding the day of the event which resulted in the transfer of such shares of our stock to the trust); and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported record transferee and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.
     If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or as otherwise permitted by our board of directors. After that, the trustee must distribute to the purported record transferee an amount equal to the lesser of (i) the price paid by the purported record transferee or owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the NYSE on the trading day immediately preceding the relevant date); and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The purported beneficial transferee or purported record transferee has no rights in the shares held by the trustee.
     The trustee will be designated by us and will be unaffiliated with us and with any purported record transferee or purported beneficial transferee. Prior to the sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.
     Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:
•	to rescind as void any vote cast by a purported record transferee prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.
     However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.
     Any beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner must, on request, provide us with a completed questionnaire containing the information regarding their ownership of such shares, as set forth in the applicable Treasury Regulations. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner shall, on request, be required to disclose to us in writing such information as we may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of shares of our stock on our status as a REIT and to ensure compliance with the ownership limit, or as otherwise permitted by our board of directors.
     All certificates representing shares of our stock bear a legend referring to the restrictions described above.
     This ownership limit could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is BNY-Mellon Shareowner Services.
DESCRIPTION OF WARRANTS
     We may issue warrants for the purchase of debt securities, preferred stock or common stock. We may issue warrants independently or together with debt securities, preferred stock or common stock or attached to or separate from the offered securities. We will issue each series of warrants under a separate warrant agreement between us and a bank or trust company as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not act for or on behalf of warrant holders.
     This summary of some of the provisions of the warrants is not complete. You should refer to the provisions of the warrant agreement that will be filed with the SEC as part of the offering of any warrants. To obtain a copy of this document, see “Where You Can Find More Information” on page 1.
DESCRIPTION OF DEBT SECURITIES
     The debt securities will be issued under an indenture between us and J.P. Morgan Trust Company, National Association, as trustee.
     The following summary of some of the provisions of the indenture is not complete. You should look at the indenture that is filed as an exhibit to the registration statement of which this prospectus is a part. To obtain a copy of the indenture or other documents that we file with the SEC, see “Where You Can Find More Information” on page 1.
General
     The debt securities will be direct, unsecured and unsubordinated obligations and will rank equally with all other of our unsecured and unsubordinated indebtedness. The indenture does not limit the amount of debt securities that we can offer under it.
     We may issue additional debt securities without your consent. We may issue debt securities in one or more series. We are not required to issue all debt securities of one series at the same time. Also, unless otherwise provided, we may open a series without the consent of the holders of the debt securities of this series, for issuances of additional debt securities of this series.
     The supplement will address the following terms of the debt securities:
•	their title;

•	any limits on the principal amounts to be issued;

•	the dates on which the principal is payable;

•	the rates, which may be fixed or variable, at which they will bear interest, or the method for determining rates;

•	the dates from which the interest will accrue and be payable, or the method of determining those dates, and any record dates for the payments due;

•	any provisions for redemption, conversion or exchange, at our option or otherwise, including the periods, prices and terms of redemption or conversion;

•	any sinking fund or similar provisions, whether mandatory or at the holder’s option, along with the periods, prices and terms of redemption, purchase or repayment;

•	the amount or percentage payable if we accelerate their maturity, if other than the principal amount;

•	any changes to the events of default or covenants set forth in the indenture;

•	the terms of subordination, if any;

•	whether the series may be reopened; and

•	any other terms consistent with the indenture.
     We may authorize and determine the terms of a series of debt securities by resolution of our board of directors or one of its committees or through a supplemental indenture.
Form of Debt Securities
     Unless the supplement otherwise provides, the debt securities will be issued in registered form. We will issue debt securities only in denominations of $1,000 and integral multiples of that amount.
     Unless the supplement otherwise provides, we will issue debt securities as one or more global securities. This means that we will not issue certificates to each holder. We generally will issue global securities in the total principal amount of the debt securities in a series. Debt securities in global form will be deposited with or on behalf of a depositary. Debt securities in global form may not be transferred except as a whole among the depositary, a nominee of or a successor to the depositary and any nominee of that successor. Unless otherwise identified in the supplement, the depositary will be The Depository Trust Company (“DTC”).
     We may determine not to use global securities for any series. In that event, we will issue debt securities in certificated form.
     The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in certificated form. Those laws and some conditions on transfer of global securities may impair the ability to transfer interests in global securities.
Ownership of Global Securities
     So long as the depositary or its nominee is the registered owner of a global security, that entity will be the sole holder of the debt securities represented by that instrument. Both we and the trustee are only required to treat the depositary or its nominee as the legal owner of those securities for all purposes under the indenture.
     Unless otherwise specified in this prospectus or the supplement, no actual purchaser of debt securities represented by a global security will be entitled to receive physical delivery of certificated securities or will be considered the holder of those securities for any purpose under the indenture. In addition, no actual purchaser will be able to transfer or exchange global securities unless otherwise specified in this prospectus or the supplement. As a result, each actual purchaser must rely on the procedures of the depositary to exercise any rights of a holder under the indenture. Also, if an actual purchaser is not a participant in the depositary, the actual purchaser must rely on the procedures of the participant through which it owns its interest in the global security.
The Depository Trust Company
     The following applies to the extent that DTC is the depositary, unless otherwise provided in the supplement.

     Registered Owner. The debt securities will be issued as fully registered securities in the name of Cede & Co., which is DTC’s partnership nominee. The trustee will deposit the global security with the depositary. The deposit with the depositary and its registration in the name of Cede & Co. will not change the nature of the actual purchaser’s ownership interest in the debt securities.
     DTC’s Organization. DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of that law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.
     DTC is owned by a number of its direct participants and the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and some other organizations who directly participate in DTC. Other entities may access DTC’s system by clearing transactions through or maintaining a custodial relationship with direct participants. The rules applicable to DTC and its participants are on file with the SEC.
     DTC’s Activities. DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participant’s accounts. Doing so eliminates the need for physical movement of securities certificates.
     Participants’ Records. Except as otherwise provided in this prospectus or a supplement, purchases of debt securities must be made by or through a direct participant, which will receive a credit for the securities on the depositary’s records. The purchaser’s interest is in turn to be recorded on the participants’ records. Actual purchasers will not receive written confirmations from the depositary of their purchase, but they generally receive confirmations along with periodic statements of their holdings from the participants through which they entered into the transaction.
     Transfers of interest in the global securities will be made on the books of the participants on behalf of the actual purchasers. Certificates representing the interest of the actual purchasers in the securities will not be issued unless the use of global securities is suspended.
     The depositary has no knowledge of the actual purchasers of global securities. The depositary’s records only reflect the identity of the direct participants, who are responsible for keeping account of their holdings on behalf of their customers.
     Notices Among the Depositary, Participants and Actual Owners. Notices and other communications by the depositary, its participants and the actual purchasers will be governed by arrangements among them, subject to any legal requirements in effect.
     Voting Procedures. Neither DTC nor Cede & Co. will give consents for or vote the global securities. The depositary generally mails an omnibus proxy to us just after the applicable record date. That proxy assigns Cede & Co.’s voting rights to the direct participants to whose accounts the securities are credited at that time.
     Payments. Principal and interest payments made by us will be delivered to the depositary. DTC’s practice is to credit direct participants’ accounts on the applicable payment date unless it has reason to believe that it will not receive payment on that date. Payments by participants to actual purchasers will be governed by standing instructions and customary practices, as is the case with securities held for customers in bearer form or registered in “street name.” Those payments will be the responsibility of that participant, not the depositary, the trustee or us, subject to any legal requirements in effect at that time.
     We are responsible for payment of principal, interest and premium, if any, to the trustee, who is responsible to pay it to the depositary. The depositary is responsible for disbursing those payments to direct participants. The participants are responsible for disbursing payment to the actual purchasers.

Transfer or Exchange of Debt Securities
     You may transfer or exchange debt securities other than global securities without service charge at the corporate trust office of the trustee. You may also surrender debt securities other than global securities for conversion or registration of transfer without service charge at the corporate trust office of the trustee. You must execute a proper form of transfer and pay any taxes or other governmental charges resulting from that action.
Transfer Agent
     If we designate a transfer agent in addition to the trustee in a supplement, we may at any time rescind this designation or approve a change in the location through which the transfer agent acts. We will, however, be required to maintain a transfer agent in each place of payment for a series of debt securities. We may at any time designate additional transfer agents for a series of debt securities.
Covenants
     The following is a summary of some of the covenants we have made in the indenture.
     Existence. Except in connection with permitted mergers, consolidations or sales of assets, we agreed to do or cause to be done all things necessary to preserve and keep our corporate existence, rights and franchises in full force and effect. We are not, however, required to preserve any right or franchise if we determine that its preservation is no longer desirable in the conduct of our business and that the loss is not disadvantageous in any material respect to the holders of debt securities.
     Maintenance of Properties. We agreed to maintain and keep in good condition all of our material properties used or useful in the conduct of our business. This does not, however, preclude us from disposing of our properties in the ordinary course of business.
     Insurance. We agreed to maintain with insurers of recognized responsibility insurance concerning our properties against such casualties and contingencies and of such types and in such amounts as is customary for the same or similar businesses.
     Payment of Taxes and Other Claims. We agreed to pay or discharge before they become delinquent all taxes and other governmental charges levied or imposed on us and all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property. We are not, however, required to pay or discharge any such charge whose amount, applicability or validity is being contested in good faith by appropriate proceedings.
     Provision of Financial Information. We agreed, whether or not we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, to prepare the annual reports, quarterly reports and other documents that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 within 15 days of each of the respective required filing dates and to:
•	transmit by mail to all holders of debt securities, as their names and addresses appear in the security register, copies of such annual reports, quarterly reports and other documents;

•	file with the trustee copies of such annual reports, quarterly reports and other documents; and

•	promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder.
Events of Default, Notice and Waiver
     Events of default under the indenture for any series of debt securities include the following:
•	failure for 30 days to pay interest on any debt securities of that series;

•	failure to pay principal or premium, if any, of any debt securities of that series;

•	default in the performance or breach of any of our covenants contained in the indenture, other than a covenant added to the indenture solely for the benefit of a series of debt securities other than that series, which continues for 60 days after written notice as provided in the indenture;

•	default under any other of our debt instruments with an aggregate principal amount outstanding of at least $10,000,000;

•	entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us in an aggregate amount, excluding amounts covered by insurance, over $10,000,000 and these judgments, orders or decrees remain undischarged for a period of 30 consecutive days; or

•	specified events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee.
     If an event of default occurs and continues, the trustee and the holders of not less than 25% of the series may declare the principal amount of all of the debt securities of that series to be immediately due and payable.
     The rights of holders of a series to commence an action for any remedy is subject to a number of conditions, including the requirement that the holders of 25% of that series request that the trustee take action and offer a reasonable indemnity to the trustee against its liabilities incurred in doing so. This provision will not, however, prevent any holder from instituting suit for the enforcement of payment.
     Subject to provisions in the indenture relating to the trustee’s duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder unless the holder has offered to the trustee reasonable security or indemnity. However, the trustee may refuse to follow any direction that is in conflict with any law or the indenture, that may involve the trustee in personal liability or that may be unduly prejudicial to holders.
Modification of the Indenture
     We must obtain the consent of holders of at least a majority in principal amount of all outstanding debt securities affected by a change to the indenture. The consent of holders of at least a majority in principal amount of each series of outstanding debt securities is required to waive compliance by us with some of the covenants in the indenture. We must obtain the consent of each holder affected by a change to extend the maturity; reduce the principal, redemption premium or interest rate; change the place of payment, or the coin or currency, for payment; limit the right to sue for payment; reduce the level of consents needed to approve a change to the indenture; or modify any of the foregoing provisions or any of the provisions relating to the waiver of some past defaults or covenants, except to increase the required level of consents needed to approve a change to the indenture.
Defeasance
     We may defease the debt securities of a series, which means that we would satisfy our duties under that series before maturity. We may do so by depositing with the trustee, in trust for the benefit of the holders, sufficient funds to pay the entire indebtedness on that series, including principal, premium, if any, and interest. Some other conditions must be met before we may do so. We must also deliver an opinion of counsel to the effect that the holders of that series will have no federal income tax consequences as a result of that deposit.
Conversion
     Debt securities may be convertible into or exchangeable for common stock, preferred stock or debt securities of another series. The supplement will describe the terms of any conversion rights. To protect our status as a REIT, debt securities are not convertible if, as a result of a conversion, any person would then be deemed to own, directly or indirectly, more than 9.8% of our shares of capital stock.

Subordination
     The terms and conditions of any subordination of subordinated debt securities to other of our indebtedness will be described in the supplement. The terms will include a description of the indebtedness ranking senior to the subordinated debt securities, the restrictions on payments to the holders of subordinated debt securities while a default exists with respect to senior indebtedness, any restrictions on payments to the holders of the subordinated debt securities following an event of default and provisions requiring holders of the subordinated debt securities to remit payments to holders of senior indebtedness.
     Because of the subordination, if we become insolvent, holders of subordinated debt securities may recover less, ratably, than other of our creditors, including holders of senior indebtedness.
Limitations on Incurrence of Debt
     The indenture imposes the following limitations on our ability to incur debt if provided with respect to any series of debt securities.
     We will not incur debt if as a result the aggregate principal amount of all our outstanding debt would exceed 65% of the sum of our total assets as of the end of the last fiscal quarter and the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds we receive, to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce debt, since the end of that quarter, including those proceeds obtained in connection with the incurrence of this additional debt.
     We will not incur debt secured by any mortgage, lien, charge, pledge or security interest of any kind (“Lien”) on any of our properties if as a result the aggregate principal amount of all of our outstanding debt that is secured by any Lien on our property would exceed 55% of the sum of our total assets as of the end of our last fiscal quarter and the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received, to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce debt, since the end of that quarter, including those proceeds obtained in connection with the incurrence of this additional debt.
     We will not at any time own unencumbered assets equal to less than 150% of the aggregate outstanding principal amount of unsecured debt.
     We will not incur debt if the ratio of Consolidated Income Available for Debt Service (as defined in the indenture) to the Annual Service Charge (as defined in the indenture) for the four consecutive fiscal quarters most recently ended prior to the date on which this additional debt is to be incurred will have been less than 1.5:1, on a pro forma basis and calculated as described in the indenture.
Merger, Consolidation and Sale of Assets
     We cannot consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation unless:
•	we will be the surviving entity; or

•	the successor corporation, if other than us, expressly assumes all of our obligations under the debt securities and the indenture, and immediately after that transaction no default under the indenture will occur and be continuing.

PLAN OF DISTRIBUTION
     We may offer securities directly or through underwriters, dealers or agents. The supplement will identify those underwriters, dealers or agents and will describe the plan of distribution, including commissions to be paid. If we do not name a firm in the supplement, the firm may not directly or indirectly participate in any underwriting of those securities, although it may participate in the distribution of securities under circumstances entitling it to a dealer’s allowance or agent’s commission.
     An underwriting agreement will entitle the underwriters to indemnification against specified civil liabilities under the federal securities laws and other laws. The underwriters’ obligations to purchase securities will be subject to specified conditions and generally will require them to purchase all of the securities if any are purchased.
     Unless otherwise noted in the supplement, the securities will be offered by the underwriters, if any, when, as and if issued by us, delivered to and accepted by the underwriters and subject to their right to reject orders in whole or in part.
     We may sell securities to dealers, as principals. Those dealers then may resell the securities to the public at varying prices set by those dealers from time to time.
     We may also offer securities through agents. Agents generally act on a “best efforts” basis during their appointment, meaning that they are not obligated to purchase securities.
     Dealers and agents may be entitled to indemnification as underwriters by us against some liabilities under the federal securities laws and other laws.
     We or the underwriters or the agent may solicit offers by institutions approved by us to purchase securities under contracts providing for further payment. Permitted institutions include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. Certain conditions apply to those purchases.
     An underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bidders to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. The underwriters may engage in any activities on any exchange or other market in which the securities may be traded. If commenced, the underwriters may discontinue those activities at any time.
     The supplement or pricing supplement, as applicable, will set forth the anticipated delivery date of the securities being sold at that time.
     Selling securityholders may use this prospectus in connection with resales of the securities. The applicable prospectus supplement will identify the selling securityholders and the terms of the securities. Selling securityholders may be deemed to be underwriters in connection with the securities they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. The selling securityholders will receive all the proceeds from the sale of the securities. We will not receive any proceeds from sales by selling securityholders.

RATIO OF EARNINGS TO FIXED CHARGES
     The ratio of earnings to fixed charges for each of the last five fiscal years are presented below. We computed our ratios of earnings to fixed charges by dividing earnings by fixed charges. For these purposes, earnings have been calculated by adding fixed charges to income from continuing operations before income taxes. Fixed charges consist of interests costs, the interest portion of rental expense, other than on capital leases, estimated to represent the interest factor in this rental expense and the amortization of debt discounts and issue costs.

	Year ended December 31,
	2008		2007		2006	2005	2004
Ratio of earnings to fixed charges	0.72	(1)	0.83	(1)	1.01	1.02	0.78	(1)(2)

(1)	Our earnings were inadequate to cover fixed charges and the amount of the deficiency (in thousands) was $16,312, $6,150 and $3,976 for the years ended December 31, 2008, 2007 and 2004, respectively.

(2)	We commenced operations as a fully integrated real estate investment trust effective with the completion of our initial public offering on August 17, 2004. We were formed to succeed certain businesses of our predecessors, which were not a legal entity but rather a combination of real estate entities under common ownership and voting control collectively doing business as American Campus Communities, L.L.C. and Affiliated Student Housing Properties.

FEDERAL INCOME TAX CONSIDERATIONS AND CONSEQUENCES OF YOUR INVESTMENT
     The following discussion summarizes our taxation and the material Federal income tax consequences associated with an investment in our securities. The tax treatment of security holders will vary depending upon the holder’s particular situation, and this discussion addresses only holders that hold securities as a capital asset and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. This section also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the Federal income tax laws apply, including:
•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks and other financial institutions;

•	tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders”);

•	certain insurance companies;

•	persons liable for the alternative minimum tax;

•	persons that hold securities as a hedge against interest rate or currency risks or as part of a straddle or conversion transaction;

•	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “—Taxation of Non-U.S. Holders”); and

•	holders whose functional currency is not the U.S. dollar.
     The statements in this section are based on the Code, its legislative history, current and proposed regulations under the Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.
     This section is not a substitute for careful tax planning. We urge you to consult your tax advisor regarding the specific tax consequences to you of ownership of our securities and of our election to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign, and other tax consequences to you regarding the purchase, ownership and sale of our securities. You should also consult with your tax advisor regarding the impact of potential changes in the applicable tax laws.
Taxation of Our Company
     We have elected to be taxed as a REIT under Sections 856 through 860 of Code, commencing with our taxable year ended December 31, 2004.
     Locke Lord Bissell & Liddell LLP has provided us an opinion that we have been organized and, for the taxable year ended 2004 through the taxable year ended December 31, 2008, we have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our current manner of organization and proposed method of operation should enable us to continue to satisfy the requirements for qualification and taxation as a REIT under the Code for 2009. You should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court. In providing its opinion, Locke Lord Bissell & Liddell LLP is relying, as to certain factual matters, upon the statements and representations contained in certificates provided to Locke Lord Bissell & Liddell LLP by us.
     Our qualification as a REIT will depend upon our continuing satisfaction of the requirements of the Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while we intend to continue to qualify to be taxed as a REIT, the actual results of our operations for any particular year might not satisfy these requirements. Locke Lord Bissell & Liddell LLP will not monitor our compliance with the requirements for REIT qualification on an ongoing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT. See "—Failure to Qualify as a REIT” below.
     The sections of the Code relating to qualification and operation as a REIT, and the federal income taxation of a REIT and its stockholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and regulations.
     As a REIT, we generally are not subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning shares in a corporation. Our distributions, however, will generally not be eligible for (i) the lower rate of tax applicable to dividends received by an individual from a “C corporation” (as defined below) or (ii) the corporate dividends received deduction. Further, we will be subject to federal tax in the following circumstances:
•	First, we will have to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

•	Second, under certain circumstances, we may have to pay the alternative minimum tax on items of tax preference.

•	Third, if we have (a) net income from the sale or other disposition of “foreclosure property,” as defined in the Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, we will have to pay tax at the highest corporate rate on that income.

•	Fourth, if we have net income from “prohibited transactions,” as defined in the Code, we will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will only make sales that satisfy the requirements of the safe harbors or that the IRS will not successfully assert that one or more of such sales are prohibited transactions.

•	Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “—Requirements for Qualification,” but we have nonetheless maintained our qualification as a REIT because we have satisfied other requirements necessary to maintain REIT qualification, we will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of our gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of our gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect our profitability.

•	Sixth, if we fail, in more than a de minimis fashion, to satisfy one or more of the asset tests under the REIT provisions of the Code for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because we qualify under certain relief provisions, we will likely be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test.

•	Seventh, if we fail to satisfy one or more of the requirements for REIT qualification under the REIT provisions of the Code (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements.

•	Eighth, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our real estate investment trust ordinary income for that year, (2) 95% of our real estate investment trust capital gain net income for that year and (3) any undistributed taxable income from prior periods, we would have to pay a 4% excise tax on the excess of that required dividend over the amounts actually distributed.

•	Ninth, if we acquire any appreciated asset from a C corporation in certain transactions in which we must adopt the basis of the asset or any other property in the hands of the C corporation as our basis of the asset in our hands, and we recognize gain on the disposition of that asset during the 10-year period beginning on the date on which we acquired that asset, then we will have to pay tax on the built-in gain at the highest regular corporate rate. In general, a “C corporation” means a corporation that has to pay full corporate-level tax.

•	Tenth, if we receive non-arm’s length income from one of our taxable REIT subsidiaries (as defined under “—Requirements for Qualification”), we will be subject to a 100% tax on the amount of our non-arm’s-length income.
Requirements for Qualification
     To qualify as a REIT, we must elect to be treated as a REIT, and we must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests, and (d) annual dividend requirements.
Organizational Requirements
     The Code defines a REIT as a corporation, trust or association:
•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

•	that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;

•	the beneficial ownership of which is held by 100 or more persons;

•	during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Code to also include certain entities; and

•	which meets certain other tests, described below, regarding the nature of its income and assets.

     The Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.
     We expect that we will satisfy the conditions described in the first through the seventh bullet points of the preceding paragraph. In addition, our charter provides for restrictions regarding the ownership and transfer of our capital stock. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points of the preceding paragraph. The ownership and transfer restrictions pertaining to the stock are described earlier in this prospectus under the heading “Description of Capital Stock—Restrictions on Transfer.”
     For purposes of determining share ownership under the sixth bullet point, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of the sixth bullet point.
     A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT that does not join with the REIT in making a taxable REIT subsidiary election. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.
     An unincorporated domestic entity, such as a limited liability company, that has a single owner, generally is not treated as an entity separate from its owner for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests.
     If, as in our case, a REIT is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate capital share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that capital share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets, liabilities and items of income of American Campus Communities Operating Partnership LP, or our “Operating Partnership,” which is our principal asset, will be treated as our assets, liabilities and items of income for purposes of applying the requirements described in this section. In addition, actions taken by our Operating Partnership or any other entity that is either a disregarded entity (including a qualified REIT subsidiary) or partnership in which we own an interest, either directly or through one or more tiers of disregarded entities (including qualified REIT subsidiaries) or partnerships such as our Operating Partnership, can affect our ability to satisfy the REIT income and assets tests and the determination of whether we have net income from prohibited transactions. Accordingly, for purposes of this discussion, when we discuss our actions, income or assets we intend that to include the actions, income or assets of our Operating Partnership or any entity that is either a disregarded entity (including a qualified REIT subsidiary) or partnership for U.S. federal income tax purposes in which we maintain an interest through multiple tiers of disregarded entities (including qualified REIT subsidiaries) or partnerships.
     Taxable REIT Subsidiaries
     A taxable REIT subsidiary, or a “TRS” is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a taxable REIT subsidiary. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds directly or indirectly, more than 35% of the securities of any other corporation (by vote or by value), then that other corporation is also treated as a TRS. A corporation can be a TRS with respect to more than one REIT. We have made a TRS election for American Campus Communities Services, Inc., our taxable REIT subsidiary (the “Services Company”). Additionally, we have made a TRS election with respect to College Park Management TRS, Inc. and GMH Communities Services, Inc.
     A TRS is subject to federal income tax at regular corporate rates (maximum rate of 35%), and may also be subject to state and local taxation. Any dividends paid or deemed paid by any one of our taxable REIT subsidiaries will also be subject to tax, either (i) to us if we do not pay the dividends received to our stockholders as dividends, or (ii) to our stockholders if we do pay out the dividends received to our stockholders. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the parent REIT’s tenants that are not conducted on an arm’s-length basis. We may hold more than 10% of the stock of a TRS without jeopardizing our qualification as a REIT notwithstanding the rule described below under “—Asset Tests” that generally precludes ownership of more than 10% (by vote or value) of any issuer’s securities. However, as noted below, in order for us to qualify as a REIT, the securities of all of the taxable REIT subsidiaries in which we have invested either directly or indirectly may not represent more than 25% of the total value of our assets. We expect that the aggregate value of all of our interests in taxable REIT subsidiaries will represent less than 25% of the total value of our assets, and will, to the extent necessary, limit the activities of the Services Company or take other actions necessary to satisfy the 25% value limit. We cannot, however, assure that we will always satisfy the 25% value limit or that the IRS will agree with the value we assign to the Services Company and any other TRS in which we own an interest.
     A TRS is not permitted to directly or indirectly operate or manage a “lodging facility.” A “lodging facility” is defined as a “hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis.” We believe that our Services Company will not be considered to operate or manage a lodging facility. Although the Services Company is expected to lease certain of our student housing properties on a short term basis during the summer months and occasionally during other times of the year, we believe that such limited short term leasing will not cause the Services Company to be considered to directly or indirectly operate or manage a lodging facility. Our belief in this regard is based in part on Treasury Regulations interpreting similar language applicable to other provisions of the Code. Treasury Regulations or other guidance specifically adopted for purposes of the TRS provisions might take a different approach, and, even absent such guidance, the IRS might take a contrary view. In such an event, we might be forced to change our method of operating the Services Company, which could adversely affect us, or could cause the Services Company to fail to qualify as a TRS, in which event we would likely fail to qualify as a REIT, subject to certain relief provisions, as described above under “—Taxation of Our Company.”
     We may engage in activities indirectly though a TRS as necessary or convenient to avoid receiving the benefit of income or services that would jeopardize our REIT status if we engaged in the activities directly. In particular, we would likely engage in activities through a TRS for providing services that are non-customary and services to unrelated parties (such as our third party development and management services) that might produce income that does not qualify under the gross income tests described below. We might also hold certain properties in the Services Company, such as our interest in certain of the leasehold properties if we determine that the ownership structure of such properties may produce income that would not qualify for purposes of the REIT income tests described below.
     Gross Income Tests
     We must satisfy two gross income tests annually to maintain our qualification as a REIT.
     First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:
•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of beneficial interest or a public offering of our debt with a maturity date of at least five years and that we receive during the one year period beginning on the date on which we received such new capital.
     Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these.
     Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.
     Rents from Real Property. Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:
•	First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages: (a) are fixed at the time the leases are entered into, (b) are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits, and (c) conform with normal business practice.

More generally, the rent will not qualify as “rents from real property” if, considering the relevant lease and all of the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. We intend to set and accept rents which are fixed dollar amounts, and not to any extent by reference to any person’s income or profits, in compliance with the rules above.

•	Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee, referred to as a related party tenant, other than a TRS. The constructive ownership rules generally provide that, if 10% or more in value of our shares is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person.

We do not own any stock or any assets or net profits of any lessee directly, except that we may lease office or other space to one or more of our taxable REIT subsidiaries. We believe that each of the leases will conform with normal business practice, contain arm’s-length terms and that the rent payable under those leases should be treated as rents from real property for purposes of the 75% and 95% gross income tests. However, there can be no assurance that the IRS will not successfully assert a contrary position or that a change in circumstances will not cause a portion of the rent payable under the leases to fail to qualify as “rents from real property.” If such failures were in sufficient amounts, we might not be able to satisfy either of the 75% or 95% gross income tests and could lose our REIT status. In addition, if the IRS successfully reapportions or reallocates items of income, deduction, and credit among and between us and our TRS under the leases or any intercompany transaction because it determines that doing so is necessary to prevent the evasion of taxes or to clearly reflect income, we could be subject to a 100% excise tax on those amounts.

Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1)

at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. If we receive rent from a TRS, we will seek to comply with this exception. Whether rents paid by our TRS are substantially comparable to rents paid by our other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a controlled TRS is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS.

•	Third, the rent attributable to the personal property leased in connection with a lease of real property must not be greater than 15% of the total rent received under the lease.

The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of our leases, we believe that the personal property ratio generally is less than 15%. Where that is not, or may in the future not be, the case, we believe that any income attributable to personal property should not jeopardize our ability to qualify as a REIT.

•	Fourth, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide noncustomary services to our tenants without tainting our rents from the related properties.
     We do not intend to perform any services other than customary ones for our lessees, other than services provided through independent contractors or taxable REIT subsidiaries. If a portion of the rent we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. If rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we could lose our REIT status. By contrast, in the following circumstances, none of the rent from a lease of property would qualify as “rents from real property” if: (1) the rent is considered based on the income or profits of the lessee; (2) the lessee is a related party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries; or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS and our income from the services exceeds 1% of our income from the related property.
     Tenants may be required to pay, besides base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as utility and telephone companies), penalties for nonpayment or late payment of rent, lease application or administrative fees. We believe that these and other similar payments should qualify as “rents from real property.”

     Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, in the case of a shared appreciation mortgage, any additional interest received on a sale of the secured property will be treated as gain from the sale of the secured property.
     Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. There is a safe harbor from such treatment, but such safe harbor only applies to properties that the REIT has held for at least two years (four years for properties sold on or before July 30, 2008), among other requirements. Prior to our merger with GMH, GMH engaged in sales of property and transactions expected to be treated as sales of property for federal income tax purposes, including the sale of its military housing division, the contribution of certain of its properties to a joint venture with an affiliate of Fidelity Real Estate Growth Fund III, L.P. and a related cash distribution from the joint venture to GMH, and the sale of certain properties and its home office. Furthermore, we may sell some of our properties. To the extent possible, we and GMH have attempted and we will continue to attempt to comply with the terms of the safe harbor provisions. However, not all of the properties are expected to qualify for the safe harbor. In the absence of the safe harbor, whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. Considering all facts and circumstances, we believe that none of these properties was held primarily for sale to customers and that a sale of any of these properties will not be in the ordinary course of business. However, the IRS may successfully take a contrary position and characterize some or all of these sales and deemed sales of property as prohibited transactions.
     Foreclosure Property. We will be subject to tax at the maximum corporate rate on certain income from foreclosure property. We do not own any foreclosure properties and do not expect to own any foreclosure properties in the future. This would only change in the future if we were to make loans to third parties secured by real property.
     Hedging Transactions. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income from certain hedging transactions, clearly identified as such, is not included in our gross income for purposes of the 75% and 95% gross income tests. Since the financial markets continually introduce new and innovative instruments related to risk-sharing or trading, it is not entirely clear which such instruments will generate income and which will be considered qualifying income for purposes of the gross income tests. We intend to structure any hedging or similar transactions so as not to jeopardize our status as a REIT.
     Failure to Satisfy Gross Income Tests
     If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:
•	our failure to meet the income tests was due to reasonable cause and not due to willful neglect; and

•	we file a description of each item of our gross income in accordance with applicable Treasury Regulations.
     We cannot with certainty predict whether any failure to meet these tests will qualify for the relief provisions. As discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

     Asset Tests
     To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year:
•	First, at least 75% of the value of our total assets must consist of: (a) cash or cash items, including certain receivables, (b) government securities, (c) interests in real property, including leaseholds and options to acquire real property and leaseholds, (d) interests in mortgages on real property, (e) stock in other REITs; and (f) investments in stock or debt instruments during the one year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five year term;

•	Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets;

•	Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities;

•	Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries; and

•	Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.
     For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” generally does not include debt securities issued by a partnership to the extent of our interest as a partner of the partnership or if at least 75% of the partnership’s gross income (excluding income from prohibited transactions) is qualifying income for purposes of the 75% gross income test. In addition, “straight debt” and certain other instruments are not treated as “securities” for purposes of the 10% value test.
     Failure to Satisfy the Asset Tests
     We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:
•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.
     If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.
     If we fail to satisfy one or more of the asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. These relief provisions generally will be available for failures of the 5% asset test and the 10% asset tests if (i) the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million, and the failure is corrected within 6 months following the quarter in which it was discovered, or (ii) the failure is due to ownership of assets that exceed the amount in (i) above, the failure is due to reasonable cause and not due to willful neglect, we file a schedule with a description of each asset causing the failure in accordance with Treasury Regulations, the failure is corrected within 6 months following the quarter in which it was discovered, and we pay a tax consisting of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test. We may not qualify for the relief provisions in all circumstances.
     Distribution Requirements
     Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gains, to our stockholders in an aggregate amount not less than: the sum of (a) 90% of our “REIT taxable income,” computed without regard to the dividends-paid deduction or our net capital gain or loss, and (b) 90% of our after-tax net income, if any, from foreclosure property, minus the sum of certain items of non-cash income.
     We must pay such dividends in the taxable year to which they relate, or in the following taxable year if we declare the dividend before we timely file our federal income tax return for the year and pay the dividend on or before the first regular dividend payment date after such declaration.
     To the extent that we do not distribute all of our net capital gains or distribute at least 90%, but less than 100%, of our real estate investment trust taxable income, as adjusted, we will have to pay tax on those amounts at regular ordinary and capital gains corporate tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for that year, (b) 95% of our capital gain net income for that year, and (c) any undistributed taxable income from prior periods, we would have to pay a 4% nondeductible excise tax on the excess of the required dividend over the amounts actually distributed.
     We may elect to retain and pay income tax on the net long-term capital gains we receive in a taxable year. See “—Taxation of Taxable U.S. Holders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We intend to make timely dividends sufficient to satisfy the annual dividend requirements and to avoid corporate income tax and the 4% excise tax.
     It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gains attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred shares or pay dividends in the form of taxable stock dividends.
     Under certain circumstances, we may be able to correct a failure to meet the distribution requirements for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest based upon the amount of any deduction we take for deficiency dividends.
     Recordkeeping Requirements
     We must maintain certain records in order to qualify as a REIT. In addition, to avoid paying a penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of the outstanding common stock. We have complied and intend to continue to comply with these requirements.

     Accounting Period
     In order to elect to be taxed as a REIT, we must use a calendar year accounting period. We will use the calendar year as our accounting period for federal income tax purposes for each and every year we intend to operate as a REIT.
     Failure to Qualify as a REIT
     If we failed to qualify as a REIT in any taxable year and no relief provision applied, we would have the following consequences. We would be subject to federal income tax and any applicable alternative minimum tax at rates applicable to regular C corporations on our taxable income, determined without reduction for amounts distributed to stockholders. We would not be required to make any distributions to stockholders, and any dividends to stockholders would be taxable as ordinary income to the extent of our current and accumulated earnings and profits (which may be subject to tax at preferential rates to individual stockholders). Corporate stockholders could be eligible for a dividends-received deduction if certain conditions are satisfied. Unless we qualified for relief under specific statutory provisions, we would not be permitted to elect taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We might not be entitled to the statutory relief described in this paragraph in all circumstances.
     Relief From Certain Failures of the REIT Qualification Provisions
     If we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. We may not qualify for this relief provision in all circumstances.
Taxation of Taxable U.S. Holders
     For purposes of this discussion, the term “U.S. holder” means a beneficial owner of securities that is for U.S. federal income tax purposes:
•	a citizen or individual resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of U.S., any State thereof or the District of Columbia;

•	a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.
     If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our stock.
     As long as we qualify as a REIT, distributions made by us out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to our taxable U.S. holders as ordinary income. Individuals receiving “qualified dividends” from domestic and certain qualifying foreign subchapter C corporations may be entitled to lower rates on dividends (at rates applicable to long-term capital gains, currently at a maximum rate of 15%) provided certain holding period requirements are met. However, individuals receiving dividend distributions from us, a REIT, will generally not be eligible for the lower rates on dividends except with respect to the portion of any distribution which (a) represents dividends being passed through to us from a corporation in which we own shares (but only if such dividends would be eligible for the lower rates on dividends if paid by the corporation to its individual stockholders), including dividends from our TRS, (b) is equal to our REIT taxable income (taking into account the dividends paid deduction available to us) less any taxes paid by us on these items during our previous taxable year, or (c) are attributable to built-in gains realized and recognized by us from disposition of properties acquired by us in non-recognition transaction, less any taxes paid by us on these items during our previous taxable year. The lower rates will apply only to the extent we designate a distribution as qualified dividend income in a written notice to you. Individual taxable U.S. holders should consult their own tax advisors to determine the impact of these provisions. Dividends of this kind will not be eligible for the dividends received deduction in the case of taxable U.S. holders that are corporations. Dividends made by us that we properly designate as capital gain dividends will be taxable to taxable U.S. holders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a taxable U.S. holders has held its common stock. Thus, with certain limitations, capital gain dividends received by an individual taxable U.S. holder may be eligible for preferential rates of taxation. Taxable U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.
     The 15% reduced maximum tax rate on “qualified dividends” and certain long-term capital gains, as described above, was provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 and generally is effective for taxable years ending on or after May 6, 2003 through December 31, 2008. On May 17, 2006, President Bush signed the Tax Relief Extension Reconciliation Act of 2005, which extended this reduction until December 31, 2010. Without future legislative changes, the maximum long-term capital gains and dividend rate discussed above will increase in 2011.
     To the extent that we pay dividends, not designated as capital gain dividends, in excess of our current and accumulated earnings and profits, these dividends will be treated first as a tax-free return of capital to each taxable U.S. holder. Thus, these dividends will reduce the adjusted basis which the taxable U.S. holder has in our stock for tax purposes by the amount of the dividend, but not below zero. Dividends in excess of a taxable U.S. holder’s adjusted basis in its common stock will be taxable as capital gains, provided that the stock has been held as a capital asset.
     Dividends authorized by us in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that we actually pay the dividend in January of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.
     We may elect to retain, rather than distribute, all or a portion of our net long-term capital gains and pay the tax on such gains. If we make such an election, we will designate amounts as undistributed capital gains in respect of your shares or beneficial interests by written notice to you which we will mail out to you with our annual report or at any time within 60 days after December 31 of any year. When we make such an election, taxable U.S. holders holding common stock at the close of our taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of our taxable year falls, the amount that we designate in a written notice mailed to our stockholders. We may not designate amounts in excess of our undistributed net capital gain for the taxable year. Each taxable U.S. holder required to include the designated amount in determining the holder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by us in respect of the undistributed net capital gains. Taxable U.S. holders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid. Taxable U.S. holders will increase their basis in their stock by the difference between the amount of the includible gains and the tax deemed paid by the stockholder in respect of these gains.
     Dividends made by us and gain arising from a taxable U.S. holder’s sale or exchange of our stock will not be treated as passive activity income. As a result, taxable U.S. holders generally will not be able to apply any passive losses against that income or gain.
     When a taxable U.S. holder sells or otherwise disposes of our securities, the holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder’s adjusted basis in the security for tax purposes. This gain or loss will be capital gain or loss if the U.S. holder has held the security as a capital asset. The gain or loss will be long-term gain or loss if the U.S. holder has held the security for more than one year. Long-term capital gains of an individual taxable U.S. holder is generally taxed at preferential rates. The highest marginal individual income tax rate is currently 35%. The maximum tax rate on long-term capital gains applicable to individuals is 15% for sales and exchanges of assets held for more than one year and occurring after May 6, 2003 through December 31, 2010. The maximum tax rate on long-term capital gains from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). We generally may designate whether a distribution we designate as capital gain dividends (and any retained capital gain that we are deemed to distribute) is taxable to non-corporate holders at a 15% or 25% rate. The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum of $3,000 annually. A non-corporate taxpayer may carry unused capital losses forward indefinitely. A corporate taxpayer must pay tax on its net capital gains at corporate ordinary-income rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years. In general, any loss recognized by a taxable U.S. holder when the holder sells or otherwise disposes of our securities that the holder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of dividends received by the holder from us which were required to be treated as long-term capital gains.
     Information Reporting Requirements and Backup Withholding
     We will report to our holders of our debt securities and stock and to the Internal Revenue Service the amount of interest or dividends we pay during each calendar year and the amount of tax we withhold, if any. A holder may be subject to backup withholding at a rate of 28% with respect to interest or dividends unless the holder:
•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.
     A holder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the holder’s income tax liability. In addition, we may be required to withhold a portion of capital gain dividends to any holders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. holders, see “—Taxation of Non-U.S. Holders.”
     Taxation of Tax-Exempt Holders
     Amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Provided that a tax-exempt holder is not one of the types of entity described in the next paragraph and has not held its stock as “debt financed property” within the meaning of the Code, and the stock is not otherwise used in a trade or business, the dividend income from the stock will not be unrelated business taxable income to a tax-exempt stockholder. Similarly, income from the sale of stock will not constitute unrelated business taxable income unless the tax-exempt holder has held the stock as “debt financed property” within the meaning of the Code or has used the stock in a trade or business.
     Income from an investment in our securities will constitute unrelated business taxable income for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under the applicable subsections of Section 501(c) of the Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its securities. Prospective investors of the types described in the preceding sentence should consult their own tax advisors concerning these “set aside” and reserve requirements.
     Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust which:
•	is described in Section 401(a) of the Code;

•	is tax-exempt under Section 501(a) of the Code; and

•	holds more than 10% (by value) of the equity interests in the REIT.
     Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.” A REIT is a “pension-held REIT” if:
•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•	either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.
     The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year. We do not expect to be classified as a pension-held REIT, but this cannot be guaranteed.
     The rules described above in “—Taxation of Taxable U.S. Holders” concerning the inclusion of our designated undistributed net capital gains in the income of our stockholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.
     Taxation of Non-U.S. Holders
     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. holders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of common stock, including any reporting requirements.
     Ordinary Dividends. Dividends, other than dividends that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests, as discussed below, and other than dividends designated by us as capital gain dividends, will be treated as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the dividend will ordinarily apply to dividends of this kind to non-U.S. holders, unless an applicable income tax treaty reduces that tax. However, if income from an investment in our stock is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the non-U.S. holder maintains in the U.S. (if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. holder to U.S. taxation on a net income basis), tax at graduated rates will generally apply to the non-U.S. holder in the same manner as U.S. holders are taxed with respect to dividends, and the 30% branch profits tax may also apply if the stockholder is a foreign corporation. We expect to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a non-U.S. holder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate (ordinarily, IRS Form W-8 BEN) is filed with us or the appropriate withholding agent or (b) the non-U.S. holders files an IRS Form W-8 ECI or a successor form with us or the appropriate withholding agent claiming that the dividends are effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business.
     Dividends to a non-U.S. holder that are designated by us at the time of dividend as capital gain dividends which are not attributable to or treated as attributable to the disposition by us of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described below.
     Return of Capital. Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from our disposition of a U.S. real property interest, will not be taxable to a non-U.S. holder to the extent that they do not exceed the adjusted basis of the non-U.S. holder’s stock. Distributions of this kind will instead reduce the adjusted basis of the stock. To the extent that distributions of this kind exceed the adjusted basis of a non-U.S. holder’s common stock, they will give rise to tax liability if the non-U.S. holder otherwise would have to pay tax on any gain from the sale or disposition of its common stock, as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, withholding will apply to the distribution at the rate applicable to dividends. However, the non-U.S. holder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of our current accumulated earnings and profits.
     Capital Gain Dividends. For any year in which we qualify as a REIT, dividends that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a non-U.S. holder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended. Under this statute, these dividends are taxed to a non-U.S. holder as if the gain were effectively connected with a U.S. business. Thus, non-U.S. holders will be taxed on the dividends at the normal capital gain rates applicable to U.S. holders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of non-U.S. holders that are individuals. The above rules relating to distributions attributable to gains from our sales or exchanges of U.S. real property interests (or such gains that are retained and deemed to be distributed) will not apply with respect to a non-U.S. holder that does not own more than 5% of our common stock at any time during the taxable year, provided our common stock is “regularly traded” on an established securities market in the U.S. We are required by applicable Treasury Regulations under the Foreign Investment in Real Property Tax Act of 1980, as amended, to withhold 35% of any distribution that we could designate as a capital gains dividend. However, if we designate as a capital gain dividend a distribution made before the day we actually effect the designation, then although the distribution may be taxable to a non-U.S. holder, withholding does not apply to the distribution under this statute. Rather, we must effect the 35% withholding from distributions made on and after the date of the designation, until the distributions so withheld equal the amount of the prior distribution designated as a capital gain dividend. The non-U.S. holder may credit the amount withheld against its U.S. tax liability.
     Sale of Common Stock. Gain recognized by a non-U.S. holder upon a sale or exchange of our common stock generally will not be taxed under the Foreign Investment in Real Property Tax Act if we are a “domestically controlled REIT,” defined generally as a REIT, less than 50% in value of whose stock is and was held directly or indirectly by foreign persons at all times during a specified testing period. We believe that we will be a domestically controlled REIT, and, therefore, that taxation under this statute generally should not apply to the sale of our common stock, however, because our stock is publicly traded, no assurance can be given that the we will qualify as a domestically controlled REIT at any time in the future. Gain to which this statute does not apply will be taxable to a non-U.S. holder if investment in the common stock is treated as effectively connected with the non-U.S. holder’s U.S. trade or business or is attributable to a permanent establishment that the non-U.S. holder maintains in the U.S. (if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. holders to U.S. taxation on a net income basis). In this case, the same treatment will apply to the non-U.S. holders as to U.S. holders with respect to the gain. In addition, gain to which the Foreign Investment in Real Property Tax Act does not apply will be taxable to a non-U.S. holder if the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year to which the gain is attributable. In this case, a 30% tax will apply to the nonresident alien individual’s capital gains. A similar rule will apply to capital gain dividends to which this statute does not apply.

     If we were not a domestically controlled REIT, tax under the Foreign Investment in Real Property Tax Act would apply to a non-U.S. holder’s sale of common stock only if the selling non-U.S. holders owned more than 5% of the class of common stock sold at any time during a specified period. This period is generally the shorter of the period that the non-U.S. holder owned the common stock sold or the five-year period ending on the date when the stockholder disposed of the common stock. If tax under this statute applies to the gain on the sale of common stock, the same treatment would apply to the non-U.S. holder as to U.S. holders with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.
     Backup Withholding and Information Reporting
     If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:
•	dividend payments;

•	the payment of the proceeds from the sale of common stock effected at a U.S. office of a broker, as long as the income associated with these payments is otherwise exempt from U.S. federal income tax; and

•	payments made by a payor or broker if the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished to the payor or broker: (a) a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or (b) other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury Regulations, or (c) you otherwise establish an exemption.
     Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:
•	the proceeds are transferred to an account maintained by you in the U.S.;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address; or

•	the sale has some other specified connection with the U.S. as provided in U.S. Treasury Regulations, unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption.
     In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:
•	a U.S. person;

•	a controlled foreign corporation for U.S. tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year: (a) one or more of its partners are “U.S. persons,” as defined in U.S. Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (b) such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.
     Tax Aspects of Our Investments in Our Operating Partnership
     The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investment in our Operating Partnership and any subsidiary partnerships or limited liability companies we form or acquire, each individually referred to as a Partnership and, collectively, as Partnerships. The following discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.
     Classification as Partnerships
     We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership, rather than as a corporation or an association taxable as a corporation. An organization with at least two owners or partners will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:
•	is treated as a partnership under the Treasury Regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.
     Under the check-the-box regulations, an unincorporated business entity with at least two owners or partners may elect to be classified either as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for federal income tax purposes.
     We intend that each partnership we own an interest in will be classified as a partnership for federal income tax purposes (or else a disregarded entity where there are not at least two separate beneficial owners).
     A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for federal income tax purposes, but will not be so treated for any taxable year for which at least 90% of the partnership’s gross income consists of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”). Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, known as the private placement exclusion, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership, and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation.
     We expect that each partnership we own an interest in will qualify for the private placement exclusion, one of the other safe harbors from treatment as a publicly traded partnership, and/or will satisfy the 90% passive income exception.

Income Taxation of the Partnerships and Their Partners
     We own approximately 97% of the interests in our Operating Partnership and certain subsidiary partnerships. Entities that we own 100% of the interests in (directly or through other disregarded entities) will be treated as disregarded entities. In addition we may hold interests in partnerships or limited liability companies that are not disregarded entities (a “Partnership” or collectively, the “Partnerships”).
     Partners, Not the Partnerships, Subject to Tax. A Partnership is not a taxable entity for federal income tax purposes. We will therefore take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.
     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the Partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.
     Sale of a Partnership’s Property. Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Conversely, our share of any Partnership gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax to us. Income from a prohibited transaction may have an adverse effect on our ability to satisfy the gross income tests for REIT status. See "—Requirements for Qualification.” We do not presently intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of our, or the Partnership’s, trade or business.
     State and Local Taxes
     We and/or our securityholders may be subject to taxation by various states and localities, including those in which we or a holder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, holders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our securities.
Taxation of Debt Securities
     Stated Interest and Market Discount. Holders of debt securities will be required to include stated interest on the debt securities in gross income for federal income tax purposes in accordance with their methods of accounting for tax purposes. Purchasers of debt securities should be aware that the holding and disposition of debt securities may be affected by the market discount provisions of the Code. These rules generally provide that if a holder of a debt security purchases it at a market discount and thereafter recognizes gain on a disposition of the debt security, including a gift or payment on maturity, the lesser of the gain or appreciation, in the case of a gift, and the portion of the market discount that accrued while the debt security was held by the holder will be treated as ordinary interest income at the time of the disposition. For this purpose, a purchase at a market discount includes a purchase after original issuance at a price below the debt security’s stated principal amount. The market discount rules also provide that a holder who acquires a debt security at a market discount and who does not elect to include the market discount in income on a current basis may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry the debt security until the holder disposes of the debt security in a taxable transaction.

     A holder of a debt security acquired at a market discount may elect to include the market discount in income as the discount on the debt security accrues, either on a straight line basis, or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Securities and Exchange Commission or the Internal Revenue Service. If a holder of a debt security elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on a sale or particular other dispositions of such debt security and the deferral of interest deductions on indebtedness related to such debt security would not apply.
     Amortizable Bond Premium. Generally, if the tax basis of a debt security held as a capital asset exceeds the amount payable at maturity of the debt security, the excess may constitute amortizable bond premium that the holder may elect to amortize under the constant interest rate method and deduct the amortized premium over the period from the holder’s acquisition date to the debt security’s maturity date. A holder who elects to amortize bond premium must reduce the tax basis in the related debt security by the amount of the aggregate deductions allowable for amortizable bond premium.
     The amortizable bond premium deduction is treated as an offset to interest income on the related security for federal income tax purposes. Each prospective purchaser is urged to consult its tax advisor as to the consequences of the treatment of this premium as an offset to interest income for federal income tax purposes.
     Disposition. In general, a holder of a debt security will recognize gain or loss upon the sale, exchange, redemption, payment upon maturity or other taxable disposition of the debt security. The gain or loss is measured by the difference between (a) the amount of cash and the fair market value of property received and (b) the holder’s tax basis in the debt security as increased by any market discount previously included in income by the holder and decreased by any amortizable bond premium deducted over the term of the debt security. However, the amount of cash and the fair market value of other property received excludes cash or other property attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income. Subject to the market discount and amortizable bond premium rules described above, any gain or loss will generally be long-term capital gain or loss, provided the debt security was a capital asset in the hands of the holder and had been held for more than one year.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES
     The following is a discussion of certain of our investment, financing and other policies. These policies have been adopted by its board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.
Investment Policies
     Investment in Real Estate or Interests in Real Estate
     We conduct all of our investment activities through our Operating Partnership and our affiliates. Our investment objectives are to provide quarterly cash distributions and achieve long-term capital appreciation through increases in our value. We have not established a specific policy regarding the relative priority of these investment objectives.
     We intend to pursue our investment objectives primarily through the ownership by our Operating Partnership of the properties and other acquired properties and assets. We currently intend to invest primarily in developments of student housing and acquisitions of existing improved properties or properties in need of redevelopment and acquisitions of land which we believe has development potential for student housing. Future investment or development activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.
     We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We do not currently expect, however, to enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.
     Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness, which may be in acquired properties incurred in connection with acquiring or refinancing these investments. Debt service on such financing or indebtedness will have a priority over any distributions with respect to our common stock. We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies. Subject to the limitations imposed by such other REITs on the ownership of their stock and to the requirement that we satisfy the asset tests to qualify as a REIT under the Code, there are no limitations on the amount or percentage of our total assets that may be invested in any one issuer. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act of 1940, as amended, and we intend to divest securities before any registration would be required.
     Investments in Real Estate Mortgages
     While our current portfolio consists of, and our business objectives emphasize, equity investments in real estate, we may, at the discretion of our board of directors, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.
Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers
     Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.
     Dispositions
     We may dispose of any property if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in the best interest of stockholders. For example, we may seek to enter into tax-efficient joint ventures in our stabilized properties with third-party investors to raise low-cost equity capital that we can reinvest in properties with higher growth potential.
     Financing Policies
     Our long-term targeted ratio of our consolidated total indebtedness-to-total market capitalization is 50% (excluding indebtedness encumbering our on-campus participating properties or properties that we subsequently develop or acquire that have similar ownership structures). Since this ratio is based, in part, upon market values of equity, it will fluctuate with changes in the price of our common stock. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur. Our board of directors may from time to time modify the debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Accordingly, we may increase or decrease our ratio of debt-to-total market capitalization beyond the limits described above. If these policies were changed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to pay distributions to our stockholders.
Conflict of Interest Policies
     We have adopted certain policies that are designed to eliminate or minimize certain potential conflicts of interest. In addition, our board of directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts.
     However, there can be no assurance that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.
Interested Director and Officer Transactions
     Pursuant to Maryland law, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest. The common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof will not render the transaction void or voidable if:
•	the material facts relating to the common directorship or interest and as to the transaction are disclosed to our board of directors or a committee of the board, and the board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the material facts relating to the common directorship or interest and as to the transaction are disclosed to stockholders entitled to vote thereon, and the transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.
     Furthermore, under Maryland law (where our Operating Partnership is formed), we, as the sole member of the general partner, has a fiduciary duty to our Operating Partnership and, consequently, such transactions also are subject to the duties of care and loyalty. We have adopted a policy that requires that all contracts and transactions between us, our Operating Partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated security holders, although our board of directors will have no obligation to do so.
Business Opportunities
     Pursuant to Maryland law, each director is obligated to offer to us any business opportunity (with certain limited exceptions) that comes to him or her and that we reasonably could be expected to have an interest in pursuing.
Policies with Respect to Other Activities
     We have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and may engage in such activities in the future. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our Operating Partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury Regulations, our board of directors determines that it is no longer in our best interest to qualify as a REIT. We have not made any loans to third parties, although we may in the future make loans to third parties, including, without limitation, to joint ventures in which we participate. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act of 1940, as amended.

LEGAL MATTERS
     Unless otherwise noted in a supplement, Locke Lord Bissell & Liddell LLP, Dallas, Texas, will pass on the legality of the securities offered through this prospectus.
EXPERTS
     The consolidated financial statements of American Campus Communities, Inc. and its subsidiaries appearing in American Campus Communities, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2008 and the effectiveness of American Campus Communities, Inc.’s internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

8,500,000 Shares

American Campus Communities, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
KeyBanc Capital Markets
Deutsche Bank Securities
J.P.Morgan
Robert W. Baird & Co.
Wachovia Securities

May 5, 2009